VIA FACSIMILE AND EDGAR
February 26, 2010
Peggy Kim, Esq.
Special Counsel
Office of Mergers & Acquisitions
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	Schedule TO-T filed by Nipro Corporation and Nipro Product Acquisition Corporation on February 11, 2010 File No. 005-82416
Dear Ms. Kim:
     On behalf of our clients Nipro Corporation (“Nipro”) and Nippon Product Acquisition Corporation (the “Acquisition Corporation”), this letter will respond to the comments set forth in your letter dated February 23, 2010 to Mr. Luis Candelario of Nipro.
     In order to facilitate your review, each of the comments included in your letter of February 23 are set forth below followed by the response on behalf of Nipro and the Acquisition Corporation. In addition, attached to this letter is a copy of the Schedule TO-T/A being filed with the Commission today by Nipro and the Acquisition Corporation via EDGAR reflecting additional disclosure in response to the comments included in your letter.
Offer to Purchase
General
1.	Please advise us as to the applicability of Rule 13e-3 to this Offer. In this regard, we note the continuity in management, the alterations in executive agreements, and that Home Diagnostics’ officers and directors own greater than 15% of the total number of shares outstanding. See Interpretive Responses 201.01 and 201.05 in the Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 section of the Division’s Compliance and Disclosure Interpretations.

We have reviewed the foregoing Interpretative Responses and do not believe that Rule 13e-3 is applicable to the subject tender offer or merger. Following completion of the subject tender offer and subsequent merger transaction described in the Offer to Purchase, Home Diagnostics, Inc. (“HDI”) will become a wholly-owned subsidiary of Nipro. In this regard, we note for the Staff that none of Nipro or any of its affiliates is at this time or was prior to the commencement of the offer and the execution and delivery of the Agreement and Plan of Merger dated as of February 2, 2010, among Nipro, the Acquisition

Corporation and HDI (the “Merger Agreement”), an affiliate of HDI or any of its subsidiaries or affiliates and, accordingly, the transactions contemplated by the Merger Agreement, including the offer and the merger, fall within the ambit of the exceptions to Rule 13e-3 set forth in paragraph (g) thereof.

Moreover, none of the current directors, officers or employees of HDI will, as a result of the offer or the merger, own any direct or indirect equity interest in HDI or any of its subsidiaries. In addition, in accordance with Section 6.10(a) of the Merger Agreement, following completion of the merger, neither Nipro nor any of its subsidiaries, including HDI, will have any obligation to provide any equity or equity-based compensation to any officer or employee of HDI. This provision was included in the Merger Agreement at the request of Nipro because it plans to operate HDI as a wholly-owned subsidiary and does not intend to establish any compensation or other arrangement that would provide the directors, officers or employees of HDI with any form of direct or indirect equity ownership in HDI.

We further note that a substantial portion of the shares owned by HDI’s current directors and officers are owned by two directors, George H. Holley and Donald P. Parson, who are founders of HDI. Joseph H. Capper, the current President and Chief Executive Officer of HDI, is expected to continue to serve as the President of HDI for a transitional period following the completion of the merger. None of HDI’s other directors, including Mr. Holley and Mr. Parson, will continue as a director, officer or employee of HDI following completion of the merger. Following completion of the merger, all of the directors of HDI will be officers or employees of Nipro or its subsidiaries other than HDI.

Based on the foregoing, we do not believe that any of the factors described in the Interpretative Responses noted in your letter are present in connection with Nipro’s proposed acquisition of HDI, and accordingly believe that Rule 13e-3 is not applicable to the transaction.

2.	We note that Mr. Capper executed the Stockholders Agreement agreeing to tender his shares in the tender offer and also entered into an amended employment agreement in connection with the merger agreement which provides for cash payments tied to the date of acceptance of shares by the Purchaser in this tender offer. Please advise us as to how you are complying with Rule 14d-10(d)(l )(ii). We note that it appears that Mr. Capper is required to tender his securities into the tender offer in order to receive the payments under the arrangement. Refer to footnote 52 in SEC Release No. 34-54684.

Mr. Capper is a party to an existing employment agreement with HDI dated February 23, 2009. At the request of Nipro, Mr. Capper and HDI entered into a letter agreement dated as of February 2, 2010 containing provisions amending Mr. Capper’s existing employment agreement. These amendments were intended primarily to clarify the effects of Nipro’s acquisition of HDI under the terms of Mr. Capper’s existing employment agreement, including specifically with respect to Mr. Capper’s possible entitlement under his employment agreement to certain payments and benefits following a change in control of HDI. The letter agreement accordingly provided that the amendments to Mr. Capper’s existing employment agreement would only become effective if Nipro acquired control of

HDI pursuant to the offer. If the offer is not completed for whatever reason, Mr. Capper’s existing employment agreement will remain in effect in accordance with its current terms.

Each of the directors of HDI, including Mr. Capper, executed a Stockholder Agreement in which he agreed, subject to certain conditions, to tender his shares of HDI common stock in the tender offer. Each of the Stockholders Agreements is substantially identical other than with respect to stockholder names and share numbers.

There is no contractual or other linkage between Mr. Capper’s employment agreement, as modified by the February 2 letter agreement, and the Stockholder Agreement between Mr. Capper and Nipro. The amendments included in the letter agreement will become effective only upon Nipro’s acquisition of control of HDI (i.e., following completion of the offer), irrespective of whether Mr. Capper or any of HDI’s other directors have complied with their obligations under their individual Stockholder Agreement.

We have also been advised by HDI that Mr. Capper currently does not own any outstanding shares of HDI and that he does not expect to exercise any of his stock options prior to Nipro’s acceptance for payment and purchase of shares pursuant to the offer. As a practical matter, therefore, Mr. Capper does not have any current obligations to Nipro under his Stockholders Agreement since he owns no outstanding shares that can or will be tendered in response to Nipro’s tender offer. Any payments to Mr. Capper under his amended employment agreement cannot in any way be “calculated based on the number of securities tendered or to be tendered” in the offer by Mr. Capper.

We respectfully advise the Staff that Section 1.5 of the Merger Agreement requires, and we have been advised by HDI, that by unanimous resolution pursuant to a duly convened meeting of the compensation committee of HDI’s board of directors on February 2 2010, such committee, comprised solely of independent directors of HDI, considered and approved the arrangements involving Mr. Capper in accordance with, and determined such arrangements to be exempt from the provisions of Rule 14d-10(a)(2) pursuant to the safe harbor provisions of Rule 14d-10(d)(1).

Based on the foregoing, we believe that the compensatory employment arrangements involving Mr. Capper fall entirely within the safe harbor conditions set forth in Rule 14d-10(d)(1).
Summary Term Sheet
3.	Please revise to include an estimate for the number of shares required to meet the Minimum Tender Condition.

We have supplemented the disclosure under “Summary Term Sheet” to include an estimate of the number of shares required to meet the Minimum Tender Condition.

4.	We note the bidders’ right to waive conditions. If the bidders decide to waive any material conditions, please note that they must expressly announce their decision in a manner reasonably calculated to inform security holders of the waiver. In this regard, it appears that the waiver of the minimum condition would constitute a material change requiring that at least five business days remain in the offer after such waiver. Please provide us with the bidders’ views on this issue. See Rule 14d-4(d).

Nipro does not presently believe that a waiver of any of the material conditions to the tender offer will be required in order to complete the offer. If Nipro determines that a material condition to the tender offer has not been satisfied and makes a decision to waive such condition, it will make an appropriate announcement of such decision in a manner reasonably designed to inform the stockholders of HDI of such decision in accordance with Rule 14d-4(d) and any other applicable rules or interpretations of the Commission and its Staff. Nipro concurs that a waiver of the Minimum Tender Condition, which under the terms of the tender offer would be required to be approved by HDI, would constitute a material change requiring that at least five business days remain in the offer after such waiver is announced.
Source and Amount of Funds, page 21
5.	We note that you state that the Purchaser will have sufficient funds. Please revise to further specify the source of funds. Refer to Item 1007(a) of Regulation M-A.

We have supplemented the disclosure under “Source and Amount of Funds” to include additional information regarding the source of the funds to be used in connection with the transaction.
Exhibit (a)(5)(A)
6.	Please revise to omit the reference to the Private Securities Litigation Reform Act of 1995, since the safe harbor is not available for statements made in connection with a tender offer. Refer to Section 27A(b)(2)(C) of the Securities Act and Section 21 E(b)(2)(C) of the Exchange Act. Please also refrain from making further references to the PLSRA or its safe harbor provision in any future press releases or other communications relating to this offer.

Exhibits (a)(5)(A) and A(5)(B) to the Schedule TO-T are copies of press releases publicly disseminated by Nipro and HDI on February 3 and February 11, 2010, respectively, announcing the execution of the Merger Agreement and commencement of the subject tender offer. Because these press releases were widely disseminated and, in the case of HDI, filed with the Commission as a pre-Solicitation/Recommendation Statement under cover of Schedule 14D-9 and continue to be publicly available on the internet and through other sources, we believe that filing amended copies of the press releases as exhibit documents to Nipro’s Schedule TO-T/A is likely give rise to investor confusion. On behalf of our clients, we acknowledge that the forward looking statement safe harbor provisions Private Securities Litigation Reform Act of 1985 are not available to statements made in connection with tender offers. Our clients will refrain from including PLSRA safe harbor references in all future press releases or other communications relating to the tender offer.
     Attached is an acknowledgement signed by our clients in accordance with the request included in your letter.
     Please let us know if you have additional questions or comments or if you require any additional supplement information.
Very truly yours,
Craig A. Roeder

Cc:	Luis Candelario Ryan M. Gwillim, Esq. Peter Ferola, Esq. Clifford E. Neimeth, Esq.

ACKNOWLEDGEMENT
     The undersigned, on behalf of Nipro Corporation and Nippon Product Acquisition Corporation, hereby acknowledge that:
•	Nipro Corporation and Nippon Product Acquisition Corporation are responsible for the adequacy and accuracy of the disclosure in their filings made with the United States Securities and Exchange Commission (the “Commission”);

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Nipro Corporation and Nippon Product Acquisition Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     IN WITNESS WHEREOF, the undersigned has executed this Acknowledgement as of this February 26, 2010

NIPRO CORPORATION

By	/s/ Goichi Miyzumi

Its	Controller

NIPPON PRODUCT ACQUISITION CORPORATION

By	/s/ Luis Candelario

Its	President